

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 24, 2016

Ms. Claire M. Gulmi
Vice President and Secretary
New Amethyst Corp.
1 A Burton Hills Boulevard
Nashville, Tennessee 37215

Re: New Amethyst Corp.
**   Registration Statement on Form S-4**
**   Filed August 4, 2016**
**   File No. 333-212885**

Dear Ms. Gulmi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with all board books that are materially related to the combination between Envision Healthcare Holdings, Inc., and AmSurg Corporation.

2.   Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the tax and legal opinions with your

next amendment, please provide a draft of the opinions for us to review.

Questions and Answers, page 1
What will Amsurg shareholders and Envision shareholders receive in the Merger?, page 1

3.   We note that you intend to issue one share of Newco Series A-1 Preferred Stock for each currently outstanding share of AmSurg Preferred Stock. Your registration statement appears to constitute a prospectus only with respect to the common shares to be issued in connection with the merger. Please advise whether you intend to register the exchange of the preferred shares, or which exemption from registration you intend to rely upon.

What are the conditions to the completion of the Mergers?, page 3

4.   We note the ability of either party to waive conditions to the merger. Please disclose here whether it is the board's intent to resolicit stockholder approval if either party waives material conditions. We believe that resolicitation is generally required when parties waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

What are the material U.S. federal income tax consequences of the merger?, page 4

5.   Because the tax consequences are material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would constitute material changes to your prospectus, requiring amendment and resolicitation. If the tax opinion conditions are waivable, please confirm that you will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please note also our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

Cautionary Note regarding Forward-Looking Statements, page 36

6.   Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes New Amethyst's registration of securities on this Form S-4. See Section 27A of the Securities Act of 1933. Please either delete

any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

Risk Factors, page 39
AmSurg and Envision will incur substantial transaction fees and costs in connection with the
     Mergers…, page 44

7.   To the extent possible, please revise to quantify the substantial fees and costs you discuss in this risk factor.

Proxy Solicitation, page 56

8.   We note that both AmSurg and Envision may solicit proxies personally or by telephone. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Background of the Mergers, page 65

9.   Clarify the basis for Barclays' belief that no conflicts existed between Barclays and Envision in light of Barclays' role as a lender and financial advisor.

10.   We note that in April 2016 AmSurg and Envision separately decided not to engage in further discussions with Party A about a possible merger. Highlight each board's reasons why.

Financing of the Transaction, page 137

11.   We note that Envision and Amsurg signed a Commitment Letter on June 15, 2016, with JP Morgan and Barclays Bank, pursuant to which the Commitment Parties will: 1) provide EHC and Amsurg with the term loan facility in an aggregate principal amount of up to $5.3 billion; and, 2) the ABL Facility in an aggregate principal amount of up to $1.0 billion in connection with the Mergers. Please advise us when you will enter into, and how you intend to disclose to Newco shareholders, the

material terms of the several agreements. We note that you currently include general
disclosures regarding the terms of the facilities in the fourth paragraph of page 138.

Golden Parachute Compensation – AmSurg, page 128

12.   We note that current named executive officers Holden, Coward and Gulmi are
        expected to remain as executive officers following the merger (page 134). Indicate
        whether the remaining two, Messrs. Clendenin and Eastridge are anticipated to
        remain or will they be entitled to the amounts payable under their existing
        employment agreements. Provide similar disclosure for Envision's Packard and Van
        Horne.

Unaudited Pro Forma Condensed Combined Financial Information, page 167

13.   Please expand the introductory narrative for the pro forma financial information or
        Note 2 to the pro forma financial information to include a discussion of your analysis
        of the factors outlined in ASC 805-10-55-11 through 55-15 utilized in determining
        that Amsurg is the accounting acquirer.

14.   Please expand Note 4(b) to quantify the impact of the increase in estimated useful
        lives of certain contracts, if material, and tell us the reason for using a consistent
        estimated useful life across all contracts instead of the method used historically.

General

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11-
Telecommunications

Cc: J. James Jenkins, Jr., Esq.
       Bass, Berry & Sims PLC